Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

RECORD DATE FOR THE FORTHCOMING ANNUAL

GENERAL MEETING OF THE COMPANY

The board (the “Board”) of directors (each a “Director” and collectively, the “Directors”) of Tuya Inc. (the “Company”) announces that the record date for the purpose of determining the eligibility of the holders of the Class A ordinary shares and the Class B ordinary shares of the Company, par value US$0.00005 each (the “Ordinary Shares”), to vote and attend the forthcoming annual general meeting of the Company (the “AGM”) will be as of the close of business on Tuesday, May 20, 2025, Hong Kong time (the “Ordinary Shares Record Date”).

In order to be eligible to vote and attend the forthcoming AGM, with respect to Ordinary Shares registered on the Company’s Hong Kong share registrar, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited (the “Hong Kong Share Registrar”), at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, May 20, 2025, Hong Kong time; and with respect to the Ordinary Shares registered on the Company’s principal share registrar in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited (the “Principal Share Registrar”), at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Monday, May 19, 2025, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Ordinary Shares on the Ordinary Shares Record Date will be entitled to vote and attend the forthcoming AGM.

Holders of American Depositary Shares of the Company (the “ADSs”) issued by The Bank of New York Mellon as the depositary of the ADSs (the “Depositary”), as of the close of business on Tuesday, May 20, 2025, New York time (the “ADSs Record Date”, and together with the Ordinary Shares Record Date collectively known as the “Record Date”), will be able to instruct the Depositary, being the holder of record of the Class A ordinary shares represented by the ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. The Depositary will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the forthcoming AGM the Class A ordinary shares represented by the ADSs in accordance with the instructions that it has properly received directly from the ADS holders if the ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Please be aware that, because of the time difference between Hong Kong and New York, any ADS holders that cancel their ADSs in exchange for Class A ordinary shares of the Company on Tuesday, May 20, 2025, New York time will no longer be ADS holders with respect to such canceled ADSs as of the ADSs Record Date and will not be able to instruct the Depositary as to how to vote the Class A ordinary shares represented by such canceled ADSs as described above; such ADS holders will also not be holders of the Class A ordinary shares represented by such canceled ADSs as of the Ordinary Shares Record Date for the purpose of determining the eligibility to attend and vote at the forthcoming AGM.

Details including the date and location of the forthcoming AGM will be set out in the notice of the AGM to be issued and provided to holders of Ordinary Shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, May 6, 2025

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

*     For identification purpose only

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